www.linkedin.com/in/alexanderveselov-009184183 (LinkedIn)

Skills

Voice Acting Operations Management Performance Improvement

Languages

Русский (Native or Bilingual)

Немецкий (Elementary)

Белорусский (Native or Bilingual)

Английский (Limited Working)

Alexander Veselov

Co-Founder/Director of Guest Experience

Overview

I oversee the total guest experience at FlutterPads, ensuring that every guest feels like they're on a land-based cruise ship whenever staying at our properties, while maintaining the cohesiveness of our performance staff.

Experience

FlutterPads - Director of Guest Experience Sep 2023 -Present (9 months)United States

Adaptive Capital Corporation - Director of Jan 2022 - Present (2 yrs 5months)Los Angeles, California, United States

Princess Cruises - Assistant Company Performance Manager Nov 2011 - Dec 2021 (10yrs 2 months)

Leofoo Village Theme Park - Company Performance Manager Mar 2008- Nov 2011 (3 yrs 9 months) Hsinchu County/City, Taiwan

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The Belarusian State Academy of Arts

Actor of stage and screen · (2001 - 2006)

The Belarusian College of Arts

Artist, Dance teacher · (1999 - 2001)